Concept Communications, Inc.


                         October 2, 1995

The Nostalgia Network, Inc.
c/o 144 Committee
650 Massachusetts Avenue, N.W.
Washington, D.C.  20001

Attention:  Professor William Lash

Gentlemen:

     In a letter agreement between Concept Communications, Inc. ("Concept") and The Nostalgia Network, Inc. ("Nostalgia") dated March 29, 1995, executed contemporaneously with a promissory note in the amount of $1,500,000 by Nostalgia in favor of Concept, the parties agreed in the second sentence of section 4 substantially as follows:
                            .   .   .

". . .[I]n the event of any future sales of shares by Nostalgia to a third party at a price less than the price to be agreed to by Concept and Nostalgia with respect to the conversion of all currently outstanding bridge loans, as well as the currently contemplated bridge loan, Nostalgia would issue such number of additional shares to Concept as to cause Concept's subscription price to be adjusted to such lesser purchase price."
                             .  .  .

     As a further inducement for Concept to make an additional bridge loan or loans to Nostalgia, Nostalgia hereby agrees that Concept's right to receive additional Nostalgia shares as set forth in the above-mentioned letter agreement shall be calculated and adjusted on the basis of all outstanding loans from Concept to Nostalgia as of the date of the conversion of such loans into equity.

     Please indicate your acceptance to the terms hereof by executing this agreement where indicated below.
                              Yours truly,

                              CONCEPT COMMUNICATIONS, INC.

                              By:  s/ Werner Seubert
                                 Werner Seubert
                                 Vice-President
ACCEPTED AND AGREED TO:
THE NOSTALGIA NETWORK, INC.

By:  s/  Martin A. Gallogly
   Martin A. Gallogly
   Vice-President